Your Ref: SEC File No. 83-2 Re: Section 11 (a) of the Asian Development Bank – Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 June 2024

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1)	Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the second quarter of 2024 is set out in Appendices A and B.

(2)	Copies of ADB’s regular quarterly financial statements:

ADB’s financial statements for the quarter ended 30 June 2024 have not been approved by the ADB’s Board of Directors but will be provided following approval.

(3)	Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendments of any exhibits previously filed with the Commission.

ASIAN DEVELOPMENT BANK TREASURY DEPARTMENT FUNDING DIVISION	APPENDIX A

SUMMARY OF NEW BORROWINGS
FOR THE SECOND QUARTER 2024

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT

1922_GMTN1612_00_1	19-Apr-24	19-Apr-27	4.05% CAD FIXED RATE NOTE 24/27	CAD	1,250,000,000.00
			CAD TOTAL		1,250,000,000.00

1920_GMTN1611_00_2	16-Apr-24	16-Apr-25	17.5% EGP FIXED RATE DUAL CURRENCY NOTE 24/25	EGP	1,000,000,000.00
1934_GMTN1624_00_2	14-May-24	14-Aug-25	17% EGP FIXED RATE DUAL CURRENCY NOTE 24/25	EGP	500,000,000.00
1946_GMTN1636_00_2	20-Jun-24	20-Jun-25	16% EGP FIXED RATE DUAL CURRENCY NOTE 24/25	EGP	500,000,000.00
			EGP TOTAL		2,000,000,000.00

1945_GMTN1635_00_1	5-Jun-24	5-Jun-29	2.95% EUR FIXED RATE NOTE 24/29	EUR	500,000,000.00
			EUR TOTAL		500,000,000.00

1854_GMTN1547_01_1	22-May-24	24-Oct-28	5.125% GBP FIXED RATE NOTE 24/28	GBP	300,000,000.00
			GBP TOTAL		300,000,000.00

1901_GMTN1592_02_2	7-May-24	28-Feb-27	4% HKD FIXED RATE NOTE 24/27	HKD	850,000,000.00
1901_GMTN1592_03_2	23-May-24	28-Feb-27	4% HKD FIXED RATE NOTE 24/27	HKD	400,000,000.00
1917_GMTN1607_00_2	2-Apr-24	2-Apr-27	4.03% HKD FIXED RATE NOTE 24/27	HKD	200,000,000.00
1918_GMTN1608_00_2	8-Apr-24	8-Apr-26	4.12% HKD FIXED RATE NOTE 24/26	HKD	200,000,000.00
1919_GMTN1609_00_2	9-Apr-24	9-Apr-26	4.05% HKD FIXED RATE NOTE 24/26	HKD	100,000,000.00
1923_GMTN1616_00_2	24-Apr-24	24-Apr-27	4.153% HKD FIXED RATE NOTE 24/27	HKD	200,000,000.00
1924_GMTN1613_00_2	25-Apr-24	25-Apr-26	4.22% HKD FIXED RATE NOTE 24/26	HKD	200,000,000.00
1925_GMTN1617_00_2	26-Apr-24	28-Apr-25	3.913% HKD FIXED RATE NOTE 24/25	HKD	300,000,000.00
1926_GMTN1615_00_2	24-Apr-24	24-Apr-26	4.35% HKD FIXED RATE NOTE 24/26	HKD	200,000,000.00
1927_GMTN1614_00_2	24-Apr-24	24-Apr-26	4.26% HKD FIXED RATE NOTE 24/26	HKD	200,000,000.00
1928_GMTN1618_00_2	2-May-24	2-May-26	4.3% HKD FIXED RATE NOTE 24/26	HKD	100,000,000.00
1930_GMTN1621_00_2	13-May-24	13-May-26	4.176% HKD FIXED RATE NOTE 24/26	HKD	200,000,000.00
1932_GMTN1622_00_2	13-May-24	13-May-26	4.32% HKD FIXED RATE NOTE 24/26	HKD	100,000,000.00
1937_GMTN1627_00_2	20-May-24	20-May-26	4.34% HKD FIXED RATE NOTE 24/26	HKD	100,000,000.00
1938_GMTN1628_00_2	17-May-24	17-May-27	4.235% HKD FIXED RATE NOTE 24/27	HKD	300,000,000.00
1941_GMTN1631_00_2	30-May-24	30-May-29	3.805% HKD FIXED RATE NOTE 24/29	HKD	800,000,000.00
1942_GMTN1632_00_2	4-Jun-24	4-Jun-26	4.247% HKD FIXED RATE NOTE 24/26	HKD	300,000,000.00
1943_GMTN1633_00_2	7-Jun-24	7-Jun-29	3.88% HKD FIXED RATE NOTE 24/29	HKD	1,200,000,000.00
1944_GMTN1634_00_2	11-Jun-24	11-Jun-29	3.895% HKD FIXED RATE NOTE 24/29	HKD	1,200,000,000.00
1947_GMTN1637_00_2	18-Jun-24	18-Jun-29	3.875% HKD FIXED RATE NOTE 24/29	HKD	800,000,000.00
1950_GMTN1640_00_2	18-Jun-24	18-Jun-27	4.01% HKD FIXED RATE NOTE 24/27	HKD	200,000,000.00
			HKD TOTAL		8,150,000,000.00

1939_GMTN1629_00_2	16-May-24	16-May-28	2.8865% SEK FIXED RATE NOTE 24/28	SEK	1,100,000,000.00
			SEK TOTAL		1,100,000,000.00

1951_GMTN1641_00_2	24-Jun-24	19-Jul-28	27.5% TRY FIXED RATE NOTE 24/28	TRY	1,500,000,000.00
			TRY TOTAL		1,500,000,000.00

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT

1667_GMTN1372_01_1	25-Jun-24	6-Apr-27	USD Floating Rate/Global 24/27	USD	250,000,000.00
1921_GMTN1610_00_2	12-Apr-24	12-Apr-29	4.95% USD FIXED RATE CALLABLE NOTES 24/29	USD	300,000,000.00
1929_GMTN1619_00_2	3-May-24	3-May-34	5.91% USD FIXED RATE CALLABLE NOTES 24/34	USD	10,000,000.00
1931_GMTN1620_00_2	9-May-24	9-May-34	5.81% USD FIXED RATE CALLABLE NOTES 24/34	USD	50,000,000.00
1933_GMTN1623_00_2	13-May-24	13-May-34	5.847% USD FIXED RATE CALLABLE NOTES 24/34	USD	63,000,000.00
1935_GMTN1625_00_2	15-May-24	15-May-34	5.82% USD FIXED RATE CALLABLE NOTES 24/34	USD	50,000,000.00
1936_GMTN1626_00_2	15-May-24	15-May-34	5.81% USD FIXED RATE CALLABLE NOTES 24/34	USD	50,000,000.00
1940_GMTN1630_00_1	21-May-24	21-May-26	4.875% USD FIXED RATE/GLOBAL 24/26	USD	3,500,000,000.00
1948_GMTN1638_00_2	13-Jun-24	13-Jun-29	USD FLOATING RATE NOTES 24/29	USD	20,000,000.00
1949_GMTN1639_00_2	17-Jun-24	17-Jun-29	USD FLOATING RATE NOTES 24/29	USD	50,000,000.00
1952_GMTN1642_00_1	20-Jun-24	20-Jun-28	USD FLOATING RATE NOTES 24/28	USD	1,000,000,000.00
			USD TOTAL		5,343,000,000.00

APPENDIX B

SUMMARY OF REDEMPTIONS
FOR THE SECOND QUARTER 2024

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION		EARLY REDEMPTION		FINAL REDEMPTION

CNY
CNY	1669_GMTN1374_00_2	29-Apr-24	29-Apr-24	3.34% CNY FIXED RATE NOTE 22/24		0.00		350,000,000.00
CNY	1670_GMTN1375_00_2	6-May-24	6-May-24	3.27% CNY FIXED RATE NOTE 22/24		0.00		650,000,000.00
CNY	1674_GMTN1379_00_2	11-May-24	11-May-24	3.55% CNY FIXED RATE NOTE 22/24		0.00		100,000,000.00
CNY	1675_GMTN1380_00_2	16-May-24	16-May-24	3.51% CNY FIXED RATE NOTE 22/24		0.00		200,000,000.00
CNY	1694_GMTN1396_00_2	24-Jun-24	24-Jun-24	3.09% CNY FIXED RATE NOTE 22/24		0.00		550,000,000.00
CNY	1696_GMTN1398_00_2	29-Jun-24	29-Jun-24	3.33% CNY FIXED RATE NOTE 22/24		0.00		300,000,000.00
CNY	1697_GMTN1399_00_2	30-Jun-24	30-Jun-24	3.29% CNY FIXED RATE NOTE 22/24		0.00		150,000,000.00
					CNY - TOTAL	0.00		2,300,000,000.00

COP
COP	1838_GMTN1532_00_2	28-Jun-24	28-Jun-24	11.6% COP FIXED RATE DUAL CURRENCY NOTE 23/24		0.00		50,000,000,000.00
					COP - TOTAL	0.00		50,000,000,000.00

GBP
GBP	1426_GMTN1144_00_2	17-Jun-24	17-Jun-24	0.33% GBP FIXED RATE CALLABLE NOTES 20/24		0.00		50,000,000.00
					GBP- TOTAL	0.00		50,000,000.00

HKD
HKD	1636_GMTN1341_00_2	27-Jun-24	27-Jun-24	1.7% HKD FIXED RATE NOTE 17/24		0.00		1,560,000,000.00
HKD	1649_GMTN1354_00_2	30-Jun-24	30-Jun-24	0.305% HKD FIXED RATE NOTE 21/24		0.00		400,000,000.00
HKD	1726_GMTN1425_00_2	30-Jun-24	30-Jun-24	0.41% HKD FIXED RATE NOTE 21/24		0.00		150,000,000.00
HKD	1759_GMTN1458_00_2	31-May-24	31-May-24	3.69% HKD FIXED RATE NOTE 23/24		0.00		200,000,000.00
					HKD - TOTAL	0.00		2,310,000,000.00

HUF
HUF	1819_GMTN1516_00_2	17-Apr-24	17-Apr-24	13.6% HUF FIXED RATE NOTE 23/24		0.00		25,000,000,000.00
					HUF- TOTAL	0.00		25,000,000,000.00

KZT
KZT	1738_GMTN1430_00_1	22-Oct-24	23-Apr-24	14.5% KZT FIXED RATE / AMORTIZING NOTES 22/24		118,638,000.00	[a]	0.00
					KZT - TOTAL	118,638,000.00		0.00

MNT
MNT	1425_GMTN1143_00_1	24-Apr-25	24-Apr-24	10.1% MNT FIXED RATE DUAL CURRENCY/AMORTIZING NOTES 20/25		2,625,000,000.00	[a]	0.00
					MNT - TOTAL	2,625,000,000.00		0.00

NZD
NZD	1193_NZDM0007_00_1	30-May-24	30-May-24	3.5% NZD FIXED RATE NOTE 17/24		0.00		250,000,000.00
NZD	1193_NZDM0007_01_1	30-May-24	30-May-24	3.5% NZD FIXED RATE NOTE 17/24		0.00		350,000,000.00
NZD	1193_NZDM0007_02_1	30-May-24	30-May-24	3.5% NZD FIXED RATE NOTE 17/24		0.00		100,000,000.00
NZD	1193_NZDM0007_03_1	30-May-24	30-May-24	3.5% NZD FIXED RATE NOTE 21/24		0.00		220,000,000.00
					NZD - TOTAL	0.00		920,000,000.00

USD
USD	1342_GMTN1065_00_2	28-May-24	28-May-24	USD FED FUNDS FLOATING RATE NOTES 19/24		0.00		500,000,000.00
USD	1579_GMTN1289_00_1	11-Jun-24	11-Jun-24	0.375% USD FIXED RATE/GLOBAL 21/24		0.00		4,000,000,000.00
					USD - TOTAL	0.00		4,500,000,000.00

[a]	Amortized notional on indicated Redemption Date